UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

China Biologic Products, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

16938C106

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

With a copy to:

Weiheng Chen, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Unit 1001, 10/F Henley Building

5 Queen’s Road Central

Hong Kong

+(852) 3972 4955

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938C106	2

1.	Names of reporting persons. WP X Biologics LLC
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,112,920 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,112,920 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,112,920 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.6% (See Item 5)
14.	Type of reporting person (see instructions) OO

CUSIP No. 16938C106	3

1.	Names of reporting persons. Warburg Pincus Private Equity X, L.P.
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,648,534 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,648,534 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 10,648,534 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.7% (See Item 5)
14.	Type of reporting person (see instructions) PN

CUSIP No. 16938C106	4

1.	Names of reporting persons. Warburg Pincus X Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 340,666 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 340,666 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 340,666 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.3% (See Item 5)
14.	Type of reporting person (see instructions) PN

CUSIP No. 16938C106	5

1.	Names of reporting persons. Warburg Pincus X, L.P.
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,989,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,989,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 10,989,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 40.9% (See Item 5)
14.	Type of reporting person (see instructions) PN

CUSIP No. 16938C106	6

1.	Names of reporting persons. Warburg Pincus X LLC
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,989,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,989,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 10,989,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 40.9% (See Item 5)
14.	Type of reporting person (see instructions) OO

CUSIP No. 16938C106	7

1.	Names of reporting persons. Warburg Pincus Partners LLC
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,989,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,989,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 10,989,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 40.9% (See Item 5)
14.	Type of reporting person (see instructions) OO

CUSIP No. 16938C106	8

1.	Names of reporting persons. Warburg Pincus & Co.
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,989,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,989,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 10,989,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 40.9% (See Item 5)
14.	Type of reporting person (see instructions) PN

CUSIP No. 16938C106	9

1.	Names of reporting persons. Warburg Pincus LLC
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,989,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,989,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 10,989,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 40.9% (See Item 5)
14.	Type of reporting person (see instructions) OO

CUSIP No. 16938C106	10

1.	Names of reporting persons. Charles R. Kaye
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,989,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,989,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 10,989,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 40.9% (See Item 5)
14.	Type of reporting person (see instructions) IN

CUSIP No. 16938C106	11

1.	Names of reporting persons. Joseph P. Landy
2.	Check the appropriate box if a member of a group (see instructions). (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,989,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,989,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 10,989,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 40.9% (See Item 5)
14.	Type of reporting person (see instructions) IN

Pursuant to Rule 13d-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 10”) amends and supplements the Schedule 13D filed on November 24, 2010 (the “Original Schedule 13D”, as amended and supplemented by the Schedule 13D/A filed on December 13, 2010, the Schedule 13D/A filed on December 17, 2010, the Schedule 13D/A filed on March 3, 2011, the Schedule 13D/A filed on May 26, 2011, the Schedule 13D/A filed on May 31, 2011, the Schedule 13D/A filed on December 13, 2011, the Schedule 13D/A filed on December 19, 2011, the Schedule 13D/A filed on June 5, 2012 and the Schedule 13D/A filed on May 1, 2013, together with this Amendment No. 10, the “Schedule 13D”), and is being filed on behalf of WP X Biologics LLC, a Delaware limited liability company (“WP X B”), Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”) and holder of 96.9% of the equity interest in WP X B, Warburg Pincus X Partners, L.P., a Delaware limited partnership and holder of 3.1% of the equity interest in WP X B (“WPP X”, and together with WP X, the “Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the sole general partner of each of the Funds, Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”) and the sole general partner of WP X LP, Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”) and the sole member of WP X LLC, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WPP LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages each of the Funds, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC who may be deemed to control the Funds and WP X B, WP X LP, WP X LLC, WPP LLC, WP and WP LLC (Mr. Kaye, Mr. Landy, WP X B, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP and WP LLC collectively being referred to as the “Warburg Pincus Reporting Persons”). This Amendment No. 10 relates to the common stock, $0.0001 par value per share (the “Shares”), of China Biologic Products, Inc., a Delaware corporation (the “Company”). The agreement among the Warburg Pincus Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the U.S. Securities Exchange Act of 1934, as amended, (the “Joint Filing Agreement”) is attached hereto as Exhibit 9.

This Amendment No. 10 is being filed to report the closing of the purchase and sale of 3,112,920 Shares, as contemplated by a share purchase agreement (the “2013 Share Purchase Agreement”) dated April 29, 2013, entered by and among Ms. Lin Ling Li (“Ms. Li”), Mr. Ze Qin Lin and WP X B.

Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Warburg Pincus Reporting Persons. The Warburg Pincus Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to a Warburg Pincus Reporting Person.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

On May 14, 2013, WP X B purchased from Ms. Li 3,112,920 Shares for an aggregate purchase price of $62,258,400.00, or $20.00 per Share, pursuant to the 2013 Share Purchase Agreement. WP X B obtained the funds used to acquire the 2013 Li Shares from working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

Closing of purchase and sale of 2013 Li Shares

On May 14, 2013 (the “2013 Closing Date”), pursuant to the 2013 Share Purchase Agreement, WP X B purchased 3,112,920 Shares from Ms. Li for an aggregate purchase price of $62,258,400.00, or $20.00 per Share.

The Escrow Agreement, the Escrow Side Agreement and the 2013 Registration Rights Agreement

In connection with the closing of the purchase of the 2013 Li Shares pursuant to the 2013 Share Purchase Agreement (the “2013 Closing”) and pursuant to the 2013 Share Purchase Agreement, WP X B entered into (i) an escrow agreement dated May 14, 2013 (the “Escrow Agreement”) with Ms. Li and JPMorgan Chase Bank, N.A. (the “Escrow Agent”) and (ii) an agreement dated May 14, 2013 (the “Escrow Side Agreement”) with Ms. Li and Mr. Ze Qin Lin which provides for certain arrangements with respect to the Escrow Agreement. Under the Escrow Agreement and the Escrow Side Agreement, the share certificate representing the remaining 1,479,704 Shares held by Ms. Li after the 2013 Closing (the “Li’s Remaining Shares”) shall be deposited in an escrow account at the Escrow Agent until the resolution of that certain Hong Kong lawsuit against Ms. Li, Mr. Lin and certain other persons with respect to such Li’s Remaining Shares.

In connection with the 2013 Closing, WP X B and the Company entered into a registration rights agreement, dated May 14, 2013 (the “2013 Registration Rights Agreement”) with respect to the 2013 Li Shares.

Item 5.	Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The percentages used herein are calculated based upon the 26,845,101 Shares outstanding as of April 30, 2013, as reported in the Company’s proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2013.

WP X B is the direct owner of 3,112,920 Shares representing approximately 11.6% of the outstanding Shares of the Company. As WP X B is owned 96.9% by WP X and 3.1% by WPP X, therefore, WP X is deemed to beneficially own 10,648,534 Shares representing 39.7% of the outstanding Shares, including 7,632,115 Shares that it directly holds, and WPP X is deemed to beneficially own 340,666 Shares representing 1.3% of the outstanding Shares, including 244,165 Shares that it directly holds.

In addition, each of the Funds may be deemed to be the beneficial owner of an additional 6,995,661 Shares, pursuant to certain voting arrangements contained in the May 2010 Stock Purchase Agreement disclosed in the Original Schedule 13D and attached as Exhibit 3 thereto. As described in Item 4 and Item 6 of the Original Schedule 13D, pursuant to Section 4(b)(i) of the May 2010 Stock Purchase Agreement, Ms. Siu Ling Chan and Ms. Li agreed with WP X and WPP X to use best efforts to cause an individual nominated by the Funds to become elected or appointed as a director of the Company provided that such individual is not prohibited by any applicable law or stock exchange rules to be a public company director, for so long as such May 2010 Selling Shareholder continues to beneficially own five percent (5%) or more of the total outstanding voting stock of the Company. In furtherance of the foregoing, upon request of the Funds, Ms. Siu Ling Chan and Ms. Li shall, to the extent allowed under Delaware law, promptly (i) use best efforts to cause the board of directors of the Company to increase its size by one and appoint the Funds’ nominee to fill such vacancy, (ii) use best efforts to nominate and elect such nominee as a director at each of the Company’s annual meetings of stockholders, (iii) vote all Shares and other securities of the Company beneficially owned at any meeting of stockholders of the Company and/or execute written consents in lieu of such meetings to elect the nominee of the Funds as a director of the Company and/or (iv) take any and all necessary or desirable actions to ensure that the nominee of the Funds is appointed as a director promptly upon the Funds’ request. As of December 14, 2010, Ms. Siu Ling Chan was the direct owner of 5,515,957 Shares, as reported in her Schedules 13D/A filed with the SEC on such date. Upon closing of the purchase and sale of the 2013 Li Shares, Ms. Li was the direct owner of 1,479,704 Shares, as reported in her Schedules 13D/A filed with the SEC on May 1, 2013. A representative of the Warburg Pincus Reporting Persons became a director of the Company on February 27, 2011, as set forth in Amendment No. 3 to the Schedule 13D previously filed with the SEC on March 3, 2011. WP X may be deemed to beneficially own, in the aggregate, 17,644,195 Shares, representing approximately 65.7% of the outstanding Shares, and WPP X may be deemed to beneficially own, in the aggregate, 7,336,327 Shares, representing approximately 27.3% of the outstanding Shares. Due to their respective relationships with the Funds and each other, each of the Warburg Pincus Reporting Persons (other than the Funds and WP X B) may be deemed to beneficially own, in the aggregate, 17,984,861 Shares, representing approximately 67.0% of the outstanding Shares. Each of WP LLC, WP, WPP LLC, WP X LLC, WP X LP, Mr. Kaye and Mr. Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all the Shares to which such Warburg Pincus Reporting Person does not have a pecuniary interest.

(b) WP X B is deemed to (i) share voting power and disposition power over 3,016,419 Shares with Warburg Pincus Reporting Persons (other than WPP X) and (ii) share voting power and disposition power over 96,501 Shares with Warburg Pincus Reporting Persons (other than WP X). WP X is deemed to (i) share voting power and disposition power over 3,016,419 Shares with WP X B, (ii) share voting power and disposition power over 10,648,534 Shares with each of the Warburg Pincus Reporting Persons (other than WPP X and WP X B), (iii) share voting power over 5,515,957 Shares with each of the Warburg Pincus Reporting Persons (other than WPP X and WP X B) and Ms. Siu Ling Chan and (iv) share voting power over 1,479,704 Shares with each of the Warburg Pincus Reporting Persons (other than WPP X and WP X B) and Ms. Li. WPP X is deemed to (i) share voting power and disposition power over 96,501 Shares with WP X B, (ii) share voting and disposition power over 340,666 Shares with each of the Warburg Pincus Reporting Persons (other than WP X and WP X B), (iii) share voting power over 5,515,957 Shares with each of the Warburg Pincus Reporting Persons (other than WP X and WP X B) and Ms. Siu Ling Chan and (iv) share voting power over 1,479,704 Shares with each of the Warburg Pincus Reporting Persons (other than WP X and WP X B) and Ms. Li. Each of the Warburg Pincus Reporting Persons (other than the Funds and WP X B) is deemed to (i) share voting power and disposition power over 3,112,920 Shares with WP X B, (ii) share voting power and disposition power over 10,989,200 Shares with the Funds, (iii) share voting power over 5,515,957 Shares with the Funds and Ms. Siu Ling Chang, and (iv) share voting power over 1,479,704 Shares with the Funds and Ms. Li.

The identity and background information of each of Ms. Siu Ling Chan and Ms. Li are available in Item 2 of each of their respective Schedules 13D, as amended, previously filed with the SEC on September 12, 2007.

(c) None.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following after the fourth paragraph thereof:

On May 14, 2013, WP X B entered into the 2013 Registration Rights Agreement with the Company for the registration of the 2013 Li Shares purchased by WP X B. The description of the 2013 Registration Rights Agreement in this Amendment No. 10 is qualified in its entirety by reference to the 2013 Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.

On May 14, 2013, WP X B, Ms. Li and JPMorgan Chase Bank, N.A. entered into the Escrow Agreement for the escrow arrangement of Li’s Remaining Shares. The description of the Escrow Agreement in this Amendment No. 10 is qualified in its entirety by reference to the Escrow Agreement, a copy of which is attached hereto as Exhibit 11.

On May 14, 2013, WP X B, Ms. Li and Mr. Ze Qin Lin entered into an Escrow Side Agreement to provide for certain arrangements with respect to the Escrow Agreement. The description of the Escrow Side Agreement in this Amendment No. 10 is qualified in its entirety by reference to the Escrow Side Agreement, a copy of which is attached hereto as Exhibit 12.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1: Joint Filing Agreement, dated November 22, 2010, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit 1 of the Original Schedule 13D filed by the Warburg Pincus Reporting Persons on November 24, 2010).

Exhibit 2: Stock Purchase Agreement dated as of November 4, 2010 by and among Essence International Investment Limited, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (incorporated by reference to Exhibit 2 of the Original Schedule 13D filed by the Warburg Pincus Reporting Persons on November 24, 2010).

Exhibit 3: May 2010 Stock Purchase Agreement dated as of May 30, 2010 by and among Ms. Siu Ling Chan, Ms. Lin Ling Li, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (incorporated by reference to Exhibit 3 of the Original Schedule 13D filed by the Warburg Pincus Reporting Persons on November 24, 2010).

Exhibit 4: September 2010 Stock Purchase Agreement dated as of September 7, 2010 by and among Mr. Chao Ming Zhao, Golden Puma Holdings Limited, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (incorporated by reference to Exhibit 4 of the Original Schedule 13D filed by the Warburg Pincus Reporting Persons on November 24, 2010).

Exhibit 5: August 2010 Stock Purchase Agreement dated as of August 31, 2010 by and among Ms. Lin Ling Li, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (incorporated by reference to Exhibit 5 of the Original Schedule 13D filed by the Warburg Pincus Reporting Persons on November 24, 2010).

Exhibit 6: Registration Rights Agreement, dated December 10, 2010, among the Company, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (incorporated by reference to Exhibit 1 of the Schedule 13D/A filed by the Warburg Pincus Reporting Persons on December 13, 2010).

Exhibit 7: 2012 Share Purchase Agreement, dated as of June 1, 2012, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. (incorporated by reference to Exhibit 7 of the Schedule 13D/A filed by the Warburg Pincus Reporting Persons on June 5, 2012).

Exhibit 8: 2013 Share Purchase Agreement, dated as of April 29, 2013, by and among Ms. Lin Ling Li, Mr. Ze Qin Lin, and WP X Biologics LLC (incorporated by reference to Exhibit 8 of the Schedule 13D/A filed by the Warburg Pincus Reporting Persons on May 1, 2013).

Exhibit 9: Joint Filing Agreement, dated May 15, 2013, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit 10: 2013 Registration Rights Agreement, dated May 14, 2013, between the Company and WP X Biologics LLC.

Exhibit 11: Escrow Agreement, dated May 14, 2013, among Ms. Lin Ling Li, WP X Biologics LLC and JPMorgan Chase Bank, N.A.

Exhibit 12: Escrow Side Agreement, dated May 14, 2013, among Ms. Lin Ling Li, WP X Biologics LLC and Mr. Ze Qin Lin.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2013	WP X Biologics LLC

By: Warburg Pincus Private Equity X, L.P., its managing member By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Attorney-in-Fact*

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Attorney-in-Fact*

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Attorney-in-Fact*

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Attorney-in-Fact*

WARBURG PINCUS X LLC

By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Attorney-in-Fact*

WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Attorney-in-Fact*

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Attorney-in-Fact*

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Charles R. Kaye
	Name:	Charles R. Kaye
	By:	Scott A. Arenare, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Joseph P. Landy
	Name:	Joseph P. Landy
	By:	Scott A. Arenare, Attorney-in-Fact*

*	The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on January 15, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Talon Therapeutics, Inc. and is hereby incorporated by reference.